Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

IM Cannabis Corp. (the "Company")
Suite 2300 – 550 Burrard Street
Vancouver, BC, Canada, V6C 2B5

Item 2 — Date of Material Change

The date of the material change was March 8, 2023.

Item 3 — News Release

The news release disclosing the material change was issued by the Company through the services of Canada Newswire on March 8, 2023 and subsequently filed on the Company's SEDAR profile at www.sedar.com.

Item 4 — Summary of Material Change

The Company announced a reorganization of its management and operations to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. To achieve this goal, the Company will be reducing its workforce in Israel by 20%-25% across all functions. All actions associated with the workforce reduction are expected to be substantially complete by mid-2023, subject to applicable Israeli law.

As part of the restructuring plan, key positions in the Company's global leadership team will be transitioned to highly skilled internal successors, who will be supported through a three-month transition period and a closely monitored handover process to ensure continuity. The Company expects to substantially complete the restructuring efforts during the first half of 2023.

Item 5 — Full Description of Material Change

5.1 – Full Description of Material Change

The Company announced a reorganization of its management and operations to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. To achieve this goal, the Company will be reducing its workforce in Israel by 20%-25% across all functions. All actions associated with the workforce reduction are expected to be substantially complete by mid-2023, subject to applicable Israeli law.

As part of the restructuring plan, key positions in the Company's global leadership team will be transitioned to highly skilled internal successors, who will be supported through a three-month transition period and a closely monitored handover process to ensure continuity.

Shai Shemesh, Chief Financial Officer of the Company, will be stepping down and handing over his responsibilities through a structured transition period to Itay Vago, who will be appointed as the Company's Chief Financial Officer. In his last role, Itay served as Finance Director of IMC Holdings Ltd., the Company's Israeli subsidiary ("IMC Holdings"). Itay is a skilled executive finance manager with more than 15 years of experience in multinational, publicly traded companies in the high-tech and pharmaceutical industries.

Rinat Efrima, Chief Executive Officer of IMC Holdings, will be stepping down and handing over her responsibilities through a structured transition period to Eyal Fisher, who will be appointed as the General Manager of IMC Holdings. In his last role, Eyal served as Sales Director of IMC Holdings. Eyal is an experienced senior manager in the retail and medical cannabis industries with extensive experience in sales, operations, and regulation.

Yael Harrosh, Chief Legal and Operations Officer of the Company, has been appointed to lead the Company's restructuring plan and will be stepping down from her current responsibilities through a structured transition period once a new General Counsel has been appointed.

The Company expects to substantially complete the restructuring efforts during the first half of 2023.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51‑102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Yael Harrosh
Chief Legal and Operations Officer
+972-54-6687515

Item 9 — Date of Report

March 17, 2023